Exhibit 1.02

Omnicell, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report ("CMR") of Omnicell, Inc. ("Omnicell," the "Company" or "we") for the year ended December 31, 2013 is presented to comply with Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”). This CMR relates to products: (i) for which conflict minerals are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the period from January 1, 2013 through December 31, 2013 (the “Reporting Period”). Numerous terms in this Report are defined in the Rule and our Specialized Disclosure Report on Form SD and the reader is referred to those sources and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions.
Pursuant to the Rule, we undertook due diligence measures on the source and chain of custody of the necessary conflict minerals in our products that we had reason to believe may have originated from the Covered Countries and may not have come from recycled or scrap sources. As a result of the opinion of the U.S. Court of Appeals for the District of Columbia Circuit upholding the Rule but finding that certain requirements of the Rule were in violation of the First Amendment, the SEC provided guidance that if a company has products that have either not been found to be "DRC conflict free” (within the scope of Item 1.01(c)(2) of Form SD) or are “DRC conflict undeterminable” (within the scope of the temporary transitional rule of Item 1.01(c)(2)(i) of Form SD), it would not be required to identify the products as not found to be "DRC conflict free," or "DRC conflict undeterminable" but should disclose, for those products, the facilities used to produce the Conflict Minerals, the country of origin of the minerals and the efforts to determine the mine or location of origin.
If a company voluntarily elects to describe any of its products as "DRC conflict free," it would be permitted to do so provided it had obtained an independent private sector audit as required by the Rule. Since we did not describe our products as “DRC conflict free,” this CMR is unaudited.
A copy of this CMR is available on our website at: www.omnicell.com under "About Omnicell" in "Investor Relations" under "SEC Filings."
Design of our Due Diligence Program
The design of our due diligence program is in conformity, in all material respects, with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold, specifically as it relates to our position in the minerals supply chain as a “downstream” purchaser. Our Due Diligence Program includes the identification of our supplier base and determining the suppliers who are within the scope of our due diligence process, the adoption of a conflict minerals policy, an internal management structure comprised of members from Purchasing, Corporate Quality and Regulatory Affairs, and Global Procurement to support supply chain due diligence, engagement with relevant suppliers, escalation procedures, recordkeeping and measurement processes, and strategy to respond to risks.
Identification of Supplier Base and Determining the Scope of our Supply Chain Survey
We rely on our direct suppliers to provide information on the origin of conflict minerals contained in components and materials supplied to us, including sources that are supplied to them from sub-suppliers. We defined the scope of our conflict minerals due diligence by identifying our entire supplier base and the commodity they supply to Omnicell. We adopted the EICC template for our due diligence communications survey to our suppliers. We sent out the EICC template to all of our identified suppliers for the Reporting Period, but, as we determined that it was not practicable to conduct a survey of all our suppliers, we believe a reasonable approach would be to include within our due diligence scope only those suppliers that we believe provided components or engaged in manufacturing activities that were likely to contain 3TG.

For our suppliers that did not source directly from smelters, we required them to work with their sub-suppliers to ensure the traceability of conflict minerals, at least to the smelter level. We required our metal suppliers to show traceability of conflict minerals to the smelter level and to provide us with a letter of compliance showing reasonable evidence that the 3TG in question has been validated as conflict-free by the Conflict-Free Smelter Program (the “CFSP”) developed by the Conflict-Free Sourcing Initiative (“CFSI”). The CFSP identifies smelters and refiners that an independent third-party audit has confirmed have systems in place that comply with the CFSP’s assessment protocols to assure sourcing of only conflict-free minerals (“Validated Smelters”).
Our goal was to require responses from at least our top five suppliers (“top supplier”). Top suppliers are defined as those who represent the majority of our expenditures with respect to components and parts. It will take time for many of our suppliers to verify the origin of all the minerals. We plan to use our supply chain due diligence to gain more transparency into our supply chain in order to enforce our standards and correct issues that we identify.
Conflict Minerals Policy
We developed a Conflict Minerals Policy that communicates to our suppliers and the public our commitment to comply with all laws governing the sourcing of conflict minerals that are used in our products. Included in our policy is a statement of Supplier Responsibilities that communicates our expectations from our suppliers in achieving our compliance obligations. In support of our policy, we required our suppliers that manufacture components, parts, or products containing tin, tantalum, tungsten, and/or gold to commit to sourcing those materials from environmentally and socially responsible sources only. Materials that either directly or indirectly contribute to conflict, are unacceptable. Suppliers must define, implement and communicate to sub-suppliers their commitment to responsible sourcing of these materials. We expect our suppliers to work with sub-suppliers to ensure traceability of these materials at least to smelter level by completing their responses on the EICC template.
Our policy is posted on our website at: www.omnicell.com under “About Omnicell” in “Environmental Sustainability.”
Internal Management
We established an organizational team to plan, implement and ensure the execution and effectiveness of our conflict minerals due diligence program. The team includes members from Purchasing, Corporate Quality and Regulatory Affairs, and Global Procurement. Members of this organizational team are required to attend awareness training sessions pertaining to Conflict Minerals compliance.
Supplier Engagement
In addition to the Supplier Responsibilities statement posted on our website and the insertion of a conflict minerals clause in our contracts with our direct suppliers, we also created a standard letter for our suppliers. In this letter, we requested suppliers to determine which of their products and components contain 3TG, and to identify all the smelters in their supply chain that supply 3TG. If they do not source directly from smelters, we requested our suppliers to pass on this request to their own suppliers (and, in turn, up through the supply chain).
In addition to the efforts of our Global Procurement Department, we engaged the services of a third-party data collection vendor to conduct outreach on our behalf and obtain responses from our suppliers who are within our due diligence scope (i.e., those whom we have determined, based on our knowledge of, and experience with the individual supplier, are likely to have components or engage in manufacturing activities containing 3TG).
Our policy is to assist suppliers in improving due diligence performance. For example, suppliers that did not complete their EICC responses were assigned to a member of the Omnicell Global Procurement Department for continued follow up.

Escalation Procedures
Escalation issues are assigned to designated members of the Omnicell Global Procurement Department who will work with our suppliers to complete the EICC survey. As an alternative to completing the survey, and subject to our approval, we may accept a written declaration from a supplier.
Recordkeeping and Measurement
We created a central repository in an electronic database to safely store all information received from suppliers as a back-up to the data collected by our third-party data collection vendor. We have established metrics to track suppliers’ response rates and developed a chart to track supplier progress. We also added conflict minerals requirements in our quarterly business review reporting programs in order to track progress and compliance.
Strategy to Respond to Risks
In the event that we identify risks in our supply chain, we would give a supplier an opportunity to change from material that is not conflict free to compliant conflict-free material from a Validated Smelter. If, for any reason, the supplier were unable to change sources, and depending on the criticality of the product supplied, we may disengage from the supplier and seek new sources through our supply chain.

Description of Due Diligence Measures Performed
Below is a description of the measures that we performed for the Reporting Period to exercise due diligence on the source and chain of custody of the necessary conflict minerals contained in our products:

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Assisted suppliers with EICC escalation issues such as non-responses, suppliers that claimed that they obtained raw materials from conflict-free sources but could not provide signed documentation, refusal to fill out the EICC survey, incomplete responses, lack of smelter information, lack of resources to gather information required to complete the EICC survey, or where further clarification was otherwise needed. We gathered metrics on escalation issues such as initial escalation date, duration, action taken, status and resolution.

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Conducted a sample audit of two suppliers, of which one is a metal supplier and, at the same time, a top supplier, to provide evidence in support of their EICC survey responses and the declarations submitted to us. The suppliers subsequently sent us evidence in the form of metal certifications as their declarations. The declarations covered raw material, inserted hardware, and plating. In addition, we requested the audited suppliers to outline their processes to ensure that if the conflict minerals were sourced from Covered Countries, they were sourced from a Validated Smelter.

•	Provided continued education to select suppliers in order to expedite EICC responses.

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Established a quarterly action plan in the first quarter of 2013 for the implementation of our annual goals regarding conflict minerals sourcing and compliance for 2013. Results of the action plan were periodically reviewed by members of our internal team for the purpose of assessing the effectiveness and progress of our action plan and identifying risks in the supply chain.

•	Compared smelters identified by the supply chain survey against the Conflict-Free Sourcing list maintained by the EICC.

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Established new provisions in our standard supplier contracts regarding our Conflict Minerals Policy and related supplier requirements. As we enter into new contracts, or as our contracts renew, we are adding our Conflict Minerals Policy and related supplier requirements to all standard contracts for our direct suppliers. Contracts with our suppliers are frequently in force for three to five years or more.

Future Due Diligence Measures
As we further develop our conflict minerals due diligence program, we intend to take the following steps in order to mitigate any possible risk that the necessary conflict minerals in our products could finance or benefit armed groups in Covered Countries:

•	Enhance supplier communication and escalation process to improve due diligence data accuracy and completion;

•	Implement a new plan and process based on lessons learned in 2013;

•	Assign due diligence efforts to a dedicated project manager who will perform due diligence on our top metal suppliers, both domestic and foreign;

•	Transfer the due diligence project to Omnicell Corporate Quality and Regulatory Affairs with support from the Omnicell Purchasing Department and others within Omnicell; and

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Encourage our suppliers to implement responsible sourcing and to request that they encourage smelters and refiners to obtain a "conflict free" validation through an independent third-party industry group program.

Products Overview
During the reporting period, we identified the following products that may contain necessary conflict minerals that we manufactured or contracted to manufacture ("Covered Products"):

•	OmniRx - Secure dispensing system that automates the management and dispensing of medications at the point of use.

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Savvy Mobile System - Mobile wireless computer and dispensing system that provides a mobile platform for hospital information systems and a convenient and secure method for nurses to move medication and supplies.

•	OmniLinkRx - Prescription routing system that allows nurses and doctors to scan handwritten prescription orders for electronic delivery to pharmacists for approval and filling.

•	WorkflowRx - Automated pharmacy storage, retrieval and packaging systems.

•	Controlled Substance Management - Controlled substance inventory management system.

•	Anesthesia Workstation - Secure dispensing system for the management of anesthesia supplies and medications.

•	Omnicell Supply Solution - Secure dispensing system that automates the management and dispensing of medical and surgical supplies at the point of use.

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Omnicell Open Supply Solution - Ability to expand inventory management capabilities by providing efficient workflow and flexibility to enable either remote inventory management from closed supply cabinets or completely open shelf inventory management from a touchscreen PC and Scanner.

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Supply/Rx Combination Solution - Secure dispensing system that manages both supplies and medications from the same cabinets, using the same user interface screens, in medical and surgical units and specialty areas.

•	Omnicell Tissue Center - Manages the chain of custody for bone and tissue specimens from the donor to the patient in the operating room.

•	OptiFlex SS - Specialty modules for the perioperative areas.

•	OptiFlex CL - Specialty modules for the cardiac catheterization lab and other procedure areas.

•	OptiFlex MS - System for the management of medical and surgical supplies that provides the flexibility of utilizing bar code control in an open shelf environment.

•	SureSeal, Autobond, AutoGen, and Gemini - Pharmacy sealers for medication packaging.

•	MTS-350, MTS-400 and MTS-500 - Semi-automated filling equipment for medication packaging.

•	AccuFlex, OnDemand 400 for RxMAP, and OnDemand Express II - Pharmacy automated systems for medication packaging.

Results of our Due Diligence Measures
Inherent Limitations on Due Diligence Measures
As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Since we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers to gather and provide information about the conflict minerals within their supply chain.
Another complicating factor is the unavailability of country of origin and chain of custody information from our suppliers on a continuous, real-time basis. Under the Rule, a product is “DRC conflict free” if it meets the required standard every day of the reporting year; conversely, a product would “not be found to be DRC conflict free” if it does not meet the required standard even one day of the reporting year.

Supply Chain Survey Responses
We obtained conflict minerals information from our supplier base through the combined efforts of our internal Procurement Department and a third party data collection vendor. We had identified 302 suppliers in our entire supplier base and have obtained a total of 185 EICC survey responses. Of the 185 responses, 90 responses were determined to be complete with all the required information, and two responses came from two of our five top suppliers. In addition, we have identified 51 unique smelters, per metal identified, in our supply chain.
Product Determination
As a result of the Court opinion described earlier in this report, we are not required to identify our products as not found to be "DRC conflict free," or "DRC conflict undeterminable" but should disclose, for those products, the facilities used to produce the conflict minerals, the country of origin of the minerals and the efforts to determine the mine or location of origin.

Based on the information that was provided by our suppliers and otherwise obtained through the due diligence process, we believe that, to the extent reasonably determinable, the facilities that were used to process the conflict minerals in certain of our Covered Products included the following smelters and refiners. "CFS Listed" means the smelter has been validated by the CFSP as conflict-free. "Not CFS Listed" means the smelter is currently not validated by the CFSP as conflict-free.

Metal	Smelter ID	Standard Smelter Name	CFS Validation Status
Gold	1CAN050	Royal Canadian Mint	CFS Listed
Gold	1CAN064	Xstrata Canada Corporation	CFS Listed
Gold	1CHN059	The Great Wall Gold and Silver Refinery of China	Not CFS Listed
Gold	1CHN065	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	Not CFS Listed
Gold	1GDM022	So Accurate Refing Group	Not CFS Listed
Gold	1GDM084	Metalor Technologies SA	Not CFS Listed
Gold	1GDM091	LIAN XING PLATING FACTORY	Not CFS Listed
Gold	1HKG019	Heraeus Ltd Hong Kong	Not CFS Listed
Gold	1JPN034	Matsuda Sangyo Co. Ltd	CFS Listed
Gold	1JPN057	Sumitomo Metal Mining Co. Ltd.	CFS Listed
Gold	1JPN072	Aida Chemical Industries Co. Ltd.	Not CFS Listed
Gold	1USA033	Materion	CFS Listed
Gold	1USA037	Metalor USA Refining Corporation	CFS Listed
Gold	1USA043	Ohio Precious Metals	CFS Listed
Gold	1USA076	United Precious Metal Refining Inc.	CFS Listed
Tantalum	3JPN008	Mitsui Mining & Smelting	CFS Listed
Tin	2BEL017	Metallo Chimique	Not CFS Listed
Tin	2BOL010	EM Vinto	Not CFS Listed
Tin	2BOL022	OMSA	CFS Listed
Tin	2BRA018	Mineração Taboca S.A.	Not CFS Listed
Tin	2BRA054	White Solder Metalurgia	Not CFS Listed
Tin	2BRA063	Copper Santa	Not CFS Listed
Tin	2CHN011	Gejiu Zi-Li	Not CFS Listed
Tin	2CHN013	Gold Bell Group	Not CFS Listed
Tin	2CHN015	Liuzhou China Tin	Not CFS Listed
Tin	2CHN047	Yunnan Chengfeng	Not CFS Listed
Tin	2CHN048	Yunnan Tin Company Limited	CFS Listed
Tin	2CHN050	CNMC (Guangxi) PGMA Co. Ltd.	Not CFS Listed
Tin	2GDM012	Jean Goldschmidt International	Not CFS Listed
Tin	2GDM017	Nathan Trotter & Co., Inc.	Not CFS Listed
Tin	2GDM137	LIAN XING PLATING FACTORY	Not CFS Listed
Tin	2GDM138	KOBA TIN	Not CFS Listed
Tin	2GDM139	Metallic Resources Inc	Not CFS Listed
Tin	2GDM233	Solent Metal Ltd.	Not CFS Listed
Tin	2IDN009	CV United Smelting	Not CFS Listed
Tin	2IDN027	PT Bangka Kudai Tin	Not CFS Listed

Metal	Smelter ID	Standard Smelter Name	CFS Validation Status
Tin	2IDN028	PT Bangka Putra Karya	Not CFS Listed
Tin	2IDN030	PT Belitung Industri Sejahtera	Not CFS Listed
Tin	2IDN032	PT Bukit Timah	CFS Listed
Tin	2IDN036	PT Koba Tin	Not CFS Listed
Tin	2IDN040	PT Stanindo Inti Perkasa	Not CFS Listed
Tin	2IDN042	PT Timah	Not CFS Listed
Tin	2IDN044	PT Tinindo Inter Nusa	Not CFS Listed
Tin	2IDN049	PT Tambang Timah	Not CFS Listed
Tin	2IDN059	PT DS Jaya Abadi	Not CFS Listed
Tin	2MYS016	Malaysia Smelting Corp	CFS Listed
Tin	2PER019	Minsur	CFS Listed
Tin	2THA046	Thaisarco	CFS Listed
Tin	2USA001	Cookson	CFS Listed
Tungsten	4CHN010	Jiangxi Tungsten Industry Group Co Ltd	Not CFS Listed
Tungsten	4CHN015	Zhuzhou Cemented Carbide Group Co Ltd	Not CFS Listed